C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945

For Immediate Release
May 7, 2015

Manulife Financial Corporation increases dividend

TORONTO - Manulife Financial Corporation’s Board of Directors today announced an increase of 10% or 1.5 cents per share to its quarterly shareholders’ dividend resulting in a dividend of 17 cents per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after June 19, 2015 to shareholders of record at the close of business on May 20, 2015.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2015 to shareholders of record at the close of business on May 20, 2015:

• Class A Shares Series 1 - $0.25625 per share
• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 3 - $0.2625 per share
• Class 1 Shares Series 5 - $0.275 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share
• Class 1 Shares Series 17 - $0.24375 per share
• Class 1 Shares Series 19 - $0.2375 per share

In respect of the Company’s June 19, 2015 common share dividend payment date, the Board has decided that the common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Assets under management by Manulife and its subsidiaries were approximately C$821 billion (US$648 billion) as at March 31, 2015.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com